As filed with the Securities and Exchange Commission on April 1, 2013

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PMC Commercial Trust

(Name of Issuer)

Common shares of Beneficial Interest

(Title of Class of Securities)

693434102

(CUSIP Number)

REIT Redux LP

14901 Quorum Dr, Suite 900

Dallas TX 75254

(214) 420-5912

Fax (214) 206-9991

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 22, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6934341029	Page 2 of 13 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person. REIT Redux LP IRS EIN 26-3332258
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 109,935
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 109,935
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 109,935
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person PN

CUSIP No. 6934341029	Page 3 of 13 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person. Robert J. Stetson
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 63,400
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 63,400
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,400
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person IN

CUSIP No. 6934341029	Page 4 of 13 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person. Joe C. Longbotham
2.	Check the Appropriate Box if a Member of a Group (a.) ☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,618
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 150,618
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,618
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person IN

CUSIP No. 6934341029	Page 5 of 13 Pages

1.	Names of Reporting Person I.R.S. Identification Nos. of above person. B.T. Interest, Ltd. IRS EIN 27-5333069
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,418
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 65,418
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,418
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person PN

CUSIP No. 6934341029	Page 6 of 13 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person. Lonnie & Rosalie Whatley Family LLC
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 39,212
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 39,212
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,212
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 6934341029	Page 7 of 13 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person . David West
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,350
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 65,350
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,350
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 6934341029	Page 8 of 13 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person . West Partners L.P. EIN 27-1454074
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,350
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 65,350
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,350
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 6934341029	Page 9 of 13 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person . David Martin West Asset Trust
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,802
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 22,802
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,802
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 6934341029	Page 10 of 13 Pages

Item 1.     Security and Issuer

This Schedule 13D relates to common shares of beneficial interest, par value $0.01 per share (the “Shares”), of PMC Commercial Trust, a Texas real estate investment trust (the “Company”), whose principal executive offices are located at 17950 Preston Road, Suite 600 Dallas TX 75254.

Item 2.     Identity and Background.

This Schedule 13D is filed by the following persons, who are collectively referred to herein as the “Reporting Persons”:

Reporting Person	Business Address	Principal Business
REIT Redux LP	14901 Quorum Dr Suite 900 Dallas, TX 75254	Investments in equity securities
Robert J. Stetson	14901 Quorum Dr Suite 900 Dallas, TX 75254	Real estate and investments. Chairman or TaxEase Holdings and CEO of Microproperties LLC in addition to being President of REIT Redux.
Joe C. Longbotham	15150 Preston Rd Suite 210 Dallas, TX 75248	Principal of Cogent Group LLC and involved in real estate, banking and other investments
David West	16475 Dallas Parkway Suite 155 Addison, TX 75001	Real estate and investments
West Partners L.P.	16475 Dallas Parkway Suite 155 Addison, TX 75001	Real estate and investments
David Martin West Asset Trust	16475 Dallas Parkway Suite 155 Addison, TX 75001	Real estate and investments
B.T. Interest, Ltd.	3428 Stanford Avenue Dallas, TX 75225	Real estate, banking and oil investments
Lonnie & Rosalie Whatley Family LLC	3428 Stanford Avenue Dallas, TX 75225	Real estate, banking and oil investments

The general partner of REIT Redux LP is REIT Redux LLC. The President of REIT Redux LLC is Robert J. Stetson. The manager of B.T. Interest, Ltd. and the member of Lonnie & Rosalie Whatley Family LLC is Lonnie B. Whatley III. The general partner of West Partners L.P. is West Partners GenPar LLC, of which David West is the manager.  Mr. West is also the trustee of the David Martin West Asset Trust.

An agreement among the Reporting Persons with respect to the filing of the Schedule 13D is attached hereto as Exhibit 1.

During the last five years, none of the Reporting Persons or REIT Redux LLC (i) has been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) or (2) was a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

The Reporting Persons have accumulated Shares over a period of time, some dating back more than three years.  The transaction that constituted the event requiring this filing was the purchase of 400,000 shares in privately negotiated transactions, at an aggregate cost of approximately $3,060,000 on March 22, 2013.  The Reporting Persons used personal or family investment capital as their source of funding these purchases.

CUSIP No. 6934341029	Page 11 of 13 Pages

Item 4.     Purpose of Transaction.

The Reporting Persons have acquired their shares to establish a significant equity interest in, and with a view to engage in discussions with management of, the Company for the purpose of exploring any and all strategic alternatives to maximize shareholder value, including general discussions relating to possible merger and liquidation alternatives.

Mr. Stetson and other representatives of the REIT Redux LP have had discussions earlier this year with management of the Company relating to the potential participation in a transaction which would assist the Company in expanding into real estate equity investments.  The Reporting Persons were advised that the trust managers of the Company were not interested in entertaining any discussions, and all discussions with management have been terminated.

Mr. Stetson and REIT Redux LP then engaged in discussions with investors who also believe that the Company is undervalued due to a combination of low-yielding assets, high overhead and an inability to originate sufficient, adequate yielding investments and formed a group in order to make a purchase of a block of additional shares in the Company.

The Reporting Persons intend to continue to explore other strategic alternatives for the Company and to make recommendations to management with respect thereto.  In addition to filing periodic amendments to this Schedule 13D as mandated by the SEC Act of 1934, as amended, and the rules promulgated thereunder, REIT Redux LP will re-establish a website at www.fixpmc.com to update shareholders of the Company on the Reporting Person's activities.

The Reporting Persons may consider the purchase of additional shares through open market purchases or in privately negotiated transactions with the objective of increasing its ownership of the Company.

Although the Reporting Persons have had, and expect to continue to have, discussions with management of the Company regarding the Company and its operations, assets, capital structure and the possible acquisition of additional shares, there exists no agreement between Reporting Persons of the kind described in clauses (a) and (j) of Item 4 to Schedule 13D.

Except as set forth above, the Reporting Persons have, at this time, no plans or proposals that relate to or would result in any of the following actions:

(a)  the acquisition by any person of additional securities of the Company, or disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)  any change in the present board of trust managers or management of the Company, including any plans or proposals to change the number or term of trust managers or to fill any existing vacancies on the board;

(e)  any material change in the present capitalization or dividend policy of the Company;

(f)  any other material change in the Company's business or corporate structure;

CUSIP No. 6934341029	Page 12 of 13 Pages

(g)  changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the exchange Act: or

(j)  any action similar to any of those enumerated above.

Although the foregoing represents the current plans and intentions of the Reporting Persons, it should be noted that such plans and intentions may change at any time.  Accordingly, there can be no assurance that the Reporting Persons are continuously reviewing all aspects of its Share position.  Consequently, the Reporting Persons expressly reserve the right to sell or otherwise dispose of all or part of its Share position and may do so at any time.  Whether the Reporting Persons decide to acquire additional shares or sell some or all of the shares that it now owns will depend upon circumstances existing from time to time, many of which the Reporting Persons cannot control, including market conditions and any response that the Company may make to any efforts of the Reporting Persons to acquire control of the Company.

Item 5.     Interest in Securities of the Issuer.

The Reporting Persons as a group own 582,085 Shares, or approximately 5.5% of the outstanding Shares. There are no Agreements between the Reporting Persons, legal or otherwise, concerning voting or dispositive power at this time other than between Mr. Stetson and REIT Redux LP as stated below.

Mr. Stetson may be deemed to beneficially own the 109,935 Shares, or approximately 1.0% of the outstanding Shares, held by REIT Redux by virtue of his position as President of REIT Redux LLC, the general partner of REIT Redux LP, that has the power to vote and dispose of such Shares. Mr. Whatley may be deemed to beneficially own the 65,418 Shares, or approximately 0.6% of the outstanding Shares, held by B.T. Interest, Ltd. and the 39,212 Shares, or approximately 0.4% of the outstanding Shares, held by Lonnie & Rosalie Whatley Family LLC as a result of his power to vote and dispose of such Shares.  Mr. West may be deemed to beneficially own the 65,350 Shares, or approximately 0.6% of the outstanding Shares, held by West Partners L.P. and the 22,802 Shares, or approximately 0.2% of the outstanding Shares, held by the David Martin West Asset Trust as a result of his power to vote and dispose of such Shares.

The percentage of Shares outstanding reported as beneficially owner by each person herein on the date hereof is based on 10,589,554 Shares outstanding on March 3, 2013 as reported in the Company's Annual Report on From 10-K for the year ended December 31, 2012.

Information concerning transactions in equity securities of the Company effected by the Reporting Persons during the past 60 days is set forth on Schedule 1 hereto.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Other than as disclosed above, the Reporting Persons are not a party to any other contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of the Company.

Item 7.     Materials to be Filed as Exhibits.

N/A

CUSIP No. 6934341029	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 1, 2013

REIT Redux LP
A Delaware Limited Partnership

By:	REIT Redux LLC
Its general partner

	By:	/s/ Robert J. Stetson
Robert J. Stetson President

/s/ Robert J. Stetson
Robert J. Stetson

/s/ Joe C. Longbotham
Joe C. Longbotham

B.T. Interest, Ltd.

By:	/s/ Lonnie B. Whatley III
Lonnie B. Whatley III Manager

Lonnie & Rosalie Whatley Family LLC

By:	/s/ Lonnie B. Whatley III
Lonnie B. Whatley III Member

/s/ David West
David West

West Partners L.P.
By:	West Partners GenPar LLC,
Its general partner

By:	/s/ David West
David West Manager

David Martin West Asset Trust

By:	/s/ David West
David West Trustee

INDEX TO EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of April 1, 2013, by and among REIT Redux LP, Robert J. Stetson, Joe C. Longbotham, B.T. Interest, Ltd., Lonnie & Rosalie Whatley Family LLC, David West, West Partners L.P. and David Martin West Asset Trust.

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common shares of PMC Commercial Trust, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of the 1st day of April, 2013.

Date:  April 1, 2013

REIT Redux LP

By:	REIT Redux LLC, its general partner

	By:	/s/ Robert J. Stetson
	Name: Title:	Robert J. Stetson President

/s/ Robert J. Stetson
Robert J. Stetson

/s/ Joe C. Longbotham
Joe C. Longbotham

B.T. Interest, Ltd.

By:	/s/ Lonnie B. Whatley III
Lonnie B. Whatley III Manager

Lonnie & Rosalie Whatley Family LLC

By:	/s/ Lonnie B. Whatley III
Lonnie B. Whatley III Member

/s/ David West
David West

West Partners L.P.
By:	West Partners GenPar LLC,
Its general partner

By:	/s/ David West
David West Manager

David Martin West Asset Trust

By:	/s/ David West
David West Trustee

SCHEDULE 1

The following table sets forth information with respect to each transaction in Shares by the Reporting Persons during the past 60 days. All transactions were effected in privately negotiated transactions or on a national securities exchange through a broker and in each case reflect the trade date of such transactions.

Date	Purchaser	Number of Shares purchased	Price Per Share

2/14/2013	Joe C. Longbotham	3,100	7.36
2/15/2013	Joe C. Longbotham	3,900	7.41
3/11/2013	Joe C. Longbotham	3,000	7.22
3/12/2013	Joe C. Longbotham	6,000	7.14
3/13/2013	Joe C. Longbotham	613	7.19
3/14/2013	Joe C. Longbotham	1,602	7.18
3/15/2013	Joe C. Longbotham	862	7.16
3/18/2013	Joe C. Longbotham	841	7.19
3/21/2013	Joe C. Longbotham	130,700	7.65	*
2/28/2013	Robert Stetson	203	7.01
3/5/2013	Robert Stetson	3,000	7.07
3/6/2013	Robert Stetson	1,797	6.96
3/8/2013	Robert Stetson	300	7.15
3/11/2013	Robert Stetson	3,200	7.09
3/21/2013	Robert Stetson	39,400	7.65	*
3/22/2013	Robert Stetson	1,205	7.25
3/22/2013	Robert Stetson	100	7.21
3/22/2013	Robert Stetson	2	7.19
3/1/2013	David Martin West Asset Trust	1,400	7.04
3/6/2013	David Martin West Asset Trust	200	7.05
3/13/2013	David Martin West Asset Trust	262	7.16
3/13/2013	David Martin West Asset Trust	940	7.10
3/21/2013	David West	65,350	7.65	*
3/21/2013	West Partners L.P.	65,350	7.65	*
3/15/2013	B.T. Interest, Ltd.	248	7.41
3/18/2013	B.T. Interest, Ltd.	2,446	7.14
3/19/2013	B.T. Interest, Ltd.	2,306	7.10
3/22/2013	B.T. Interest, Ltd.	52,288	7.65	*
3/22/2013	Lonnie & Rosalie Whatley Family, LLC	39,212	7.65	*
3/6/2013	REIT REDUX LP	50	6.99
3/12/2013	REIT REDUX LP	5,950	6.99

___________

*	Privately negotiated transaction